SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Nano Labs Ltd

(Name of Issuer)

Class A ordinary shares, par value US$0.0002 per share

Class B ordinary shares, par value US$0.0002 per share

(Title of Class of Securities)

G6391Y110

(CUSIP Number)

Jianping Kong

NLABS FUND PTE LTD.

Tricor Equity Trustee Limited

NlabsDAO Trust

JIANPING KONG LTD

Teeroy Limited

Lunyu Trust

Wlyl Ltd

c/o China Yuangu Hanggang Technology Building

509 Qianjiang Road, Shangcheng District,

Hangzhou, Zhejiang, 310000

People’s Republic of China

(86) 0571-8665 6957

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6391Y110

1.	Names of Reporting Persons. Jianping Kong
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,883,415 Class A Ordinary Shares(1)
	8.	Shared Voting Power 8,700,914 Class A Ordinary Shares(2) 16,998,911 Class B Ordinary Shares(3)
	9.	Sole Dispositive Power 18,883,415 Class A Ordinary Shares(1)
	10.	Shared Dispositive Power 8,700,914 Class A Ordinary Shares(2) 16,998,911 Class B Ordinary Shares(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,584,329 Class A Ordinary Shares(4) 16,998,911 Class B Ordinary Shares(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.4%(5) (representing 56.2%(3)(5) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) IN

(1)	Representing 18,883,415 Class A Ordinary Shares directly held by NLABS FUND PTE LTD., a private company limited by shares incorporated in Singapore and wholly owned by Mr. Jianping Kong.
(2)	Representing (i) 6,704,981 Class A Ordinary Shares directly held by JIANPING KONG LTD, a company incorporated in the British Virgin Islands, which is wholly owned by NlabsDAO Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited, in which Mr. Jianping Kong is a settlor and investment manager, and (ii) 1,995,933 Class A Ordinary Shares directly held by Wlyl Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Lunyu Trust, a trust established under the laws of Singapore and managed by Teeroy Limited, in which Mr.Kong is a settlor and investment manager. Being the sole director of both JIANPING KONG LTD and Wlyl Ltd, and the settlor and investment manager of both NlabsDAO Trust and Lunyu Trust, respectively, Mr. Jianping Kong is deemed to have shared voting and dispositive powers over these Class A Ordinary Shares.

(3)	Representing 16,998,911 Class B Ordinary Shares directly held by JIANPING KONG LTD. Being the sole director of JIANPING KONG LTD and the settlor and investment manager of NlabsDAO Trust, Mr. Jianping Kong is deemed to have shared voting and dispositive powers over these Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 15 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(4)	Representing (i) 18,883,415 Class A Ordinary Shares directly held by NLABS FUND PTE LTD., (ii) 6,704,981 Class A Ordinary Shares directly held by JIANPING KONG LTD, and (iii) 1,995,933 Class A Ordinary Shares directly held by Wlyl Ltd.
(5)	Based on 102,778,819 outstanding Ordinary Shares as a single class, being the sum of 74,189,741 Class A Ordinary Shares and 28,589,078 Class B Ordinary Shares outstanding as of September 23, 2024 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G6391Y110

1.	Names of Reporting Persons. NLABS FUND PTE LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,883,415 Class A Ordinary Shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,883,415 Class A Ordinary Shares(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,883,415 Class A Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.4%(2) (representing 3.8%(2) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) OO

(1)	Representing 18,883,415 Class A Ordinary Shares directly held by NLABS FUND PTE LTD., a private company limited by shares incorporated in Singapore and wholly owned by Mr. Jianping Kong.
(2)	Based on 102,778,819 outstanding Ordinary Shares as a single class, being the sum of 74,189,741 Class A Ordinary Shares and 28,589,078 Class B Ordinary Shares outstanding as of September 23, 2024 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G6391Y110

1.	Names of Reporting Persons. Tricor Equity Trustee Limited as Trustee of NlabsDAO Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,704,981 Class A Ordinary Shares(1) 16,998,911 Class B Ordinary Shares(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,704,981 Class A Ordinary Shares(1) 16,998,911 Class B Ordinary Shares(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,704,981 Class A Ordinary Shares(1) 16,998,911 Class B Ordinary Shares(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.1%(3) (representing 52.0%(2)(3) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) CO

(1)	Representing 6,704,981 Class A Ordinary Shares directly held by JIANPING KONG LTD, a company incorporated in the British Virgin Islands, which is wholly owned by NlabsDAO Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited.

(2)	Representing 16,998,911 Class B Ordinary Shares directly held by JIANPING KONG LTD. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 15 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(3)	Based on 102,778,819 outstanding Ordinary Shares as a single class, being the sum of 74,189,741 Class A Ordinary Shares and 28,589,078 Class B Ordinary Shares outstanding as of September 23, 2024 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G6391Y110

1.	Names of Reporting Persons. NlabsDAO Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,704,981 Class A Ordinary Shares(1) 16,998,911 Class B Ordinary Shares(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,704,981 Class A Ordinary Shares(1) 16,998,911 Class B Ordinary Shares(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,704,981 Class A Ordinary Shares(1) 16,998,911 Class B Ordinary Shares(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.1%(3) (representing 52.0%(2)(3) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) OO

(1)	Representing 6,704,981 Class A Ordinary Shares directly held by JIANPING KONG LTD, a company incorporated in the British Virgin Islands, which is wholly owned by NlabsDAO Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited.
(2)	Representing 16,998,911 Class B Ordinary Shares directly held by JIANPING KONG LTD. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 15 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(3)	Based on 102,778,819 outstanding Ordinary Shares as a single class, being the sum of 74,189,741 Class A Ordinary Shares and 28,589,078 Class B Ordinary Shares outstanding as of September 23, 2024 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G6391Y110

1.	Names of Reporting Persons. JIANPING KONG LTD
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,704,981 Class A Ordinary Shares 16,998,911 Class B Ordinary Shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,704,981 Class A Ordinary Shares 16,998,911 Class B Ordinary Shares(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,704,981 Class A Ordinary Shares(1) 16,998,911 Class B Ordinary Shares(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.1%(1) (representing 52.0%(1)(2) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) CO

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 15 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(2)	Based on 102,778,819 outstanding Ordinary Shares as a single class, being the sum of 74,189,741 Class A Ordinary Shares and 28,589,078 Class B Ordinary Shares outstanding as of September 23, 2024 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G6391Y110

1.	Names of Reporting Persons. Teeroy Limited as Trustee of Lunyu Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,995,933 Class A Ordinary Shares(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,995,933 Class A Ordinary Shares(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,995,933 Class A Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%(3) (representing 0.4%(2)(3) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) OO

(1)	Representing 1,995,933 Class A Ordinary Shares directly held by Wlyl Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Lunyu Trust, a trust established under the laws of Singapore and managed by Teeroy Limited, in which Mr. Jianping Kong is the settlor and investment manager.
(2)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 15 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(3)	Based on 102,778,819 outstanding Ordinary Shares as a single class, being the sum of 74,189,741 Class A Ordinary Shares and 28,589,078 Class B Ordinary Shares outstanding as of September 23, 2024 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G6391Y110

1.	Names of Reporting Persons. Lunyu Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,995,933 Class A Ordinary Shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,995,933 Class A Ordinary Shares(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,995,933 Class A Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%(3) (representing 0.4%(2)(3) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) OO

(1)	Representing 1,995,933 Class A Ordinary Shares directly held by Wlyl Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Lunyu Trust, a trust established under the laws of Singapore and managed by Teeroy Limited.
(2)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 15 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(3)	Based on 102,778,819 outstanding Ordinary Shares as a single class, being the sum of 74,189,741 Class A Ordinary Shares and 28,589,078 Class B Ordinary Shares outstanding as of September 23, 2024 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G6391Y110

1.	Names of Reporting Persons. Wlyl Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,995,933 Class A Ordinary Shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,995,933 Class A Ordinary Shares(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,995,933 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%(3) (representing 0.4%(2)(3) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) CO

(1)	Representing 1,995,933 Class A Ordinary Shares directly held by Wlyl Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Lunyu Trust, a trust established under the laws of Singapore and managed by Teeroy Limited.
(2)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 15 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(3)	Based on 102,778,819 outstanding Ordinary Shares as a single class, being the sum of 74,189,741 Class A Ordinary Shares and 28,589,078 Class B Ordinary Shares outstanding as of September 23, 2024 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Introduction

This amendment to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 22, 2023, as amended and supplemented by the Amendment No.1, Amendment No.2 and Amendment No.3 filed with the Commission on February 5, 2024, May 7, 2024, and September 25, 2024, respectively(the “Original Schedule 13D,” as amended and supplemented by this Amendment No. 4, the “Schedule 13D”) by each of Mr. Jianping Kong, NLABS FUND PTE LTD., Tricor Equity Trustee Limited, NlabsDAO Trust, JIANPING KONG LTD, Teeroy Limited, Lunyu Trust and Wlyl Ltd and relates to Class A ordinary shares, par value $0.0002 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.0002 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Shares”) of Nano Labs Ltd, a Cayman Islands exempted company (the “Issuer”).

This Amendment No.4 is being filed to report the purchase of 1,107,935 Class A Ordinary Shares by Wlyl Ltd in open-market transactions on from September 26 to September 30, 2024.

Except as provided herein, this Amendment No.4 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.4 have the meanings ascribed to them in the Original Schedule 13D, as amended.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

From September 26 to September 30, 2024, Wlyl Ltd purchased 1,107,935 Class A Ordinary Shares in open-market transactions for investment purpose.

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (b) of this Schedule 13 D are hereby amended by incorporating by reference the responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1*	Joint Filing Agreement dated September 24, 2024 by and among the Reporting Persons

99.2*	Promissory Note Termination Agreement dated September 5, 2023 by and among the Issuer and SMALL ART LTD., SPACE EXPLORATION JP LTD. and STAR SPECTRUM FUND PTE. LTD

99.3*	Subscription Agreement dated September 5, 2023 by and among the Issuer and JIANPING KONG LTD and Star Spectrum Capital Ltd

99.4*	Promissory Note Termination Agreement dated September 20, 2024 by and among the Issuer and Mr.Jianping Kong

99.5*	Subscription Agreement Dated September 20, 2024 by and among the Issuer and NLABS FUND PTE LTD., and Star Spectrum Capital Ltd

*	Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2024

Jianping Kong

By:	/s/ Jianping Kong
Name:	Jianping Kong

NLABS FUND PTE LTD.

By:	/s/ Jianping Kong
Name:	Jianping Kong
Title:	Director

Tricor Equity Trustee Limited

By:	/s/ Li Yan Wing Rita
Name:	Li Yan Wing Rita
Title:	Director

NlabsDAO Trust

By:	/s/ Tricor Equity Trustee Limited as trustee of NlabsDAO Trust
Name:	Li Yan Wing Rita
Title:	Director of Tricor Equity Trustee Limited

JIANPING KONG LTD

By:	/s/ Jianping Kong
Name:	Jianping Kong
Title:	Director

Teeroy Limited

By:	/s/ Li Yan Wing Rita
Name:	Li Yan Wing Rita
Title:	Director

Lunyu Trust

By:	/s/ Teeroy Limited as trustee of Lunyu Trust
Name:	Li Yan Wing Rita
Title:	Director of Teeroy Limited

Wlyl Ltd

By:	/s/ Jianping Kong
Name:	Jianping Kong
Title:	Director

SCHEDULE A

NLABS FUND PTE LTD.

Director	Business Address	Present Principal Employment	Citizenship
Jianping Kong	China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, People’s Republic of China	Chairman of Nano Labs Ltd.	PRC

Tricor Equity Trustee Limited

Director	Business Address	Present Principal Employment	Citizenship
Nicholas Andrew Messum	2/F, Palm Grove House, P.O. 3340, Road Town, Tortola, British Virgin Islands	Director of Tricor Equity Trustee Limited	British

Ted Francis	2/F, Palm Grove House, P.O. 3340, Road Town, Tortola, British Virgin Islands	Director of Tricor Equity Trustee Limited	British Overseas Territories

Li Yan Wing Rita	5/F, Manulife Place, 348 Kwun Tong Road, Road Town, Kowloon, Hong Kong	Director of Tricor Equity Trustee Limited	Hong Kong SAR, China

Lee Mei Yi	5/F, Manulife Place, 348 Kwun Tong Road, Road Town, Kowloon, Hong Kong	Director of Tricor Equity Trustee Limited	Hong Kong SAR, China

NlabsDAO Trust

Investment manager and settlor	Business Address	Present Principal Employment	Citizenship
Jianping Kong	China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, People’s Republic of China	Chairman of Nano Labs Ltd.	PRC

JIANPING KONG LTD

Director	Business Address	Present Principal Employment	Citizenship
Jianping Kongc	China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, People’s Republic of China	Chairman of Nano Labs Ltd.	PRC

Teeroy Limited

Director	Business Address	Present Principal Employment	Citizenship
Michael Raymond Shue	5/F, Manulife Place, 348 Kwun Tong Road, Road Town, Kowloon, Hong Kong	Director of Teeroy Limited	New Zealand

Li Yan Wing Rita	5/F, Manulife Place, 348 Kwun Tong Road, Road Town, Kowloon, Hong Kong	Director of Teeroy Limited	Hong Kong SAR, China

Lunyu Trust

Investment manager and settlor	Business Address	Present Principal Employment	Citizenship
Jianping Kong	China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, People’s Republic of China	Chairman of Nano Labs Ltd.	PRC

Wlyl Ltd

Director	Business Address	Present Principal Employment	Citizenship
Jianping Kong	China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, People’s Republic of China	Chairman of Nano Labs Ltd.	PRC